# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lyell Immunopharma, Inc., CIK 0001806952
CUSIP: 55083R203
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 11/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002095697

## Reporting persons
- Innovative Cellular Therapeutics Holdings Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,900,000; shared voting power 0; sole dispositive power 1,900,000; shared dispositive power 0; aggregate amount beneficially owned 1,900,000 (9.8% of the class)
  Comment: Row 11 Footnote: This percentage is calculated based upon 19,296,408 Common Stock outstanding of Lyell Immunopharma, Inc. (the "Issuer") as of October 21, 2025.

## Item 1. Issuer
Name of issuer: Lyell Immunopharma, Inc.
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California, 94080

## Item 2. Person Filing
Name of person filing: This Schedule is filed by Innovative Cellular Therapeutics Holdings Limited, a Cayman Island exempted company incorporated with limited liability. The foregoing entity is referred to as the "Reporting Person."
Address of principal business office or, if none, residence:
The address for the Reporting Person is:

190 Elgin Avenue
George Town, Grand Cayman KY1-9008
Citizenship: See Row 4 of cover page for the Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this Statement is provided as of November 6, 2025.

See Row 9 of cover page for the Reporting Person.
Percent of class: See Row 11 of cover page for the Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Innovative Cellular Therapeutics Holdings Ltd: /s/ Lei Xiao, Lei Xiao/ Chief Executive Officer (11/13/2025)